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November 22, 2011

VIA EDGAR

Ms. Peggy Kim
U.S. Securities and Exchange Commission
Division of Corporate Finance
100 F Street, N.E.
Washington, D.C. 20549-3628

Re:	ModusLink Global Solutions, Inc.

Preliminary Proxy Statement on Schedule 14A

Filed October 24, 2011

File No. 1-35319

Dear Ms. Kim:

On behalf of ModusLink Global Solutions, Inc., a Delaware corporation (the “Company”), we hereby transmit for filing under the Securities Exchange Act of 1934, as amended, Amendment No. 2 (the “Amendment”) to the Company’s preliminary proxy statement on Schedule 14A, as amended (the “Proxy Statement”).

This letter also responds to the November 21, 2011 letter that the staff (the “Staff”) of the Securities and Exchange Commission provided in respect of the Company’s Proxy Statement. For your convenience, the Staff’s comments are reproduced in bold type and are followed by the Company’s supplemented response. Where we have revised the disclosure in the Amendment in response to the Staff’s comments, we have noted the applicable page number of the Proxy Statement next to the comment.

Background to the Peerless Solicitation, page 4

1.	We note that on November 15, 2011, the Company announced that the Board had decided to explore strategic alternatives aimed at enhancing stockholder value. Please revise to describe the strategic alternatives.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to clarify the preliminary nature of the Board’s discussions regarding strategic alternatives to date and that the Board has not yet made any determinations regarding whether to

November 22, 2011

pursue any particular alternative, plan or proposal. Please refer to page 6 of the Amendment.

Security Ownership of Certain Beneficial Owners, page 21

2.	Please revise to update the beneficial ownership information as of the most recent practicable date. Refer to Item 403 of Regulation S-K and Item 6(d) of Schedule 14A.

Response: In response to the Staff’s comment, the Company has revised the Proxy Statement to update the beneficial ownership information as of November 21, 2011. Please refer to page 21 of the Amendment.

If you have any questions regarding the foregoing response, please do not hesitate to contact me by telephone at (312) 876-7666 or by fax at (312) 993-9767.

Very truly yours,

/s/ Mark D. Gerstein
Mark D. Gerstein of LATHAM & WATKINS LLP

cc:	Peter L. Gray, ModusLink Global Solutions, Inc.

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